[redacted]

14048540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2014

SEC FILE NUMBER
8- 67296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burrill Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 2700
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YULIA KALK (415) 762-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURR PILGER MAYER, INC.
(Name – *if individual, state last, first, middle name*)

2001 NORTH MAIN ST., #360 (Address) WALNUT CREEK (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, YULIA KALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURRILL SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yulia Kalk
Signature

CEO
Title

Notary Public

JEAN YANG
Commission # 1963070
Notary Public - California
San Francisco County
My Comm. Expires Jan 5, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Building Your Future

BPM
BURR PILGER MAYER

BURRILL SECURITIES LLC
(SEC I.D. No. 8-67296)

STATEMENT OF FINANCIAL CONDITION
December 31, 2013
PUBLIC DOCUMENT

Filed pursuant to rule 17a-5(e) under the
Securities Exchange Act of 1934 as a public document.

BURRILL SECURITIES LLC

CONTENTS

BPM
BURR PILGER MAYER
2001 North Main Street, Suite 360, Walnut Creek, CA 94596
Phone 925.296.1040 Fax 925.296.1099 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Burrill Securities LLC:

Report on the Financial Statement

We have audited the accompanying financial statement of Burrill Securities LLC, (the Company), which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Burrill Securities LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

As discussed in Note 4 of the financial statement, the Company has had numerous significant transactions with businesses affiliated with the Company.

Burr Pilger Mayer, Inc.

Walnut Creek, California
February 27, 2014

BURRILL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	282,811
Accounts receivable, net of allowance		244,492
Related party advances		34,687
Investment securities		414,145
Derivative instruments		498,321
Prepaid expenses		5,844
Total assets	$	1,480,300

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	369,270
Deferred revenue		36,044
Total liabilities		405,314
Member's equity:		
Member contributions		420,500
Member distributions		(6,878,475)
Accumulated earnings		7,532,961
Total member's equity		1,074,986
Total liabilities and member's equity	$	1,480,300

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Burrill Securities LLC, previously named Burrill Merchant Advisor Group, LLC dba Burrill LLC (the Company) was formed as a limited liability company duly organized under the laws of the State of Delaware on February 1, 2006 and commenced operations on August 17, 2006. Effective January 18, 2013, Burrill Merchant Advisor Group, LLC, dba Burrill LLC, changed its name to Burrill Securities LLC with the State of Delaware. The Company is a registered broker-dealer 100% owned by Burrill & Company (Burrill) that provides investment-banking services, consisting of merger and acquisition advisory services, arranging corporate financing for a retainer and success fee, sales of operating businesses, corporate financial and strategic advisory services and restructuring advisory services for private and public companies in the life science industry. In December 2010, the Company obtained a trading license from FINRA and began an institutional trading operation whereby commissions are earned on customer trades. The Company does not take possession of any client funds and all trades are cleared through an independent clearing broker. The Company ceased trading operations in July 2013 and the net impact on operating results in 2013 was not significant. On July 23, 2012, FINRA approved the Company to engage in production and distribution of equity research. The Company's principal office is located in San Francisco, California and in 2012 the Company also opened an office in New York that closed in late 2013. The Company became a registered member of the National Association of Securities Dealers, Inc. (now known as Financial Industry Regulatory Authority (FINRA)) on August 17, 2006.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds. Cash and cash equivalents are maintained at one major financial institution in the United States. Deposits held with banks may from time to time exceed the amount of insurance provided on such deposits.

Restricted Cash Deposit

Effective November 2012, the Company entered into a fully disclosed clearing agreement with Wedbush Securities, Inc. (Wedbush). The agreement required the Company to deposit $100,000 in an account maintained by Wedbush. The clearing agreement was cancelled August 2013 as a result of the Company ceasing trading operations and deposit was returned to the Company.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable, which is determined based on historical collection experience and a review of the current status of the accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. At December 31, 2013, there was an allowance for uncollectible accounts receivable of $790,000. The allowance established is related to two licensing agreements executed in the current year that include contingent payment terms upon certain milestones occurring. Estimated timeline of milestones range from 2016 to 2019. While revenue was earned it will not be recognized as revenue until collected because of the uncertainty of the milestones being obtained and cash collected.

Continued

2. **Summary of Significant Accounting Policies**, continued

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, investment securities, derivative instruments, accounts payable and accrued liabilities. The fair value of financial instruments which are required to be measured on a recurring basis, cash held in money market funds, investment securities and derivative instruments are summarized in Note 3. The recorded values of the other financial instruments at December 31, 2013 approximate their fair values based on their short term nature.

Investment Securities

The Company periodically receives investment securities as compensation for services and is not in the business of buying and selling securities. The Company determines the appropriate classification of its investment securities at the time of purchase and reevaluates such determinations on each balance sheet date. Investment securities that are obtained and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of all securities is determined by quoted market prices. At December 31, 2013, all investment securities consist of common stock and are classified as trading and are valued at $414,145. The Company holds stock in three securities with one position making up approximately 76% of the total value. During 2013, the Company recognized unrealized losses totaling approximately $196,000 associated with such securities.

Derivative Instruments

Derivative instruments are composed of five warrants held in public companies (Warrant A-400,000 shares expiring in 2016, Warrant B-360,000 shares expiring in 2017, Warrant C-61,250 shares expiring in 2017, Warrant D-136,364 shares expiring in 2018, and Warrant E-300,300 shares expiring in 2018) and one warrant (Warrant F-80,000 shares expiring in 2020) for a private company. The warrants were received as compensation and were valued based using the Black-Sholes pricing model considering the warrant price, the fair market value of the underlying public stock at the time of warrant issuance, the life of the warrant, stock volatility, risk free rate of return and life of the warrant. At December 31, 2013, the estimated fair value of all four warrants is $498,321, with three warrants each making up 29%, 23%, and 22% of total value. In accordance with accounting standards for derivative instruments and hedging activities, the derivatives are reported at fair market value with unrealized gains and losses included in the Statement of Income. During 2013, the Company recognized success fee income of $308,228 related to the receipt of three public company warrants and unrealized gains of approximately $1,500 associated with the change in fair value of all derivatives.

Revenue Recognition and Deferred Revenue

Transaction success and service fees are recorded as revenue in the period in which milestones are achieved and the related services are performed in accordance with the applicable agreements. Cash received in advance of when the service is performed is treated as deferred revenue.

Continued

2. **Summary of Significant Accounting Policies**, continued

Income Taxes

Limited liability companies do not incur income taxes, except for an $800 minimum tax and a gross receipts fee paid by the LLC to the state of California that annually cannot exceed $11,790. All such minimum taxes and gross receipts fees are included in operating expenses. The Company is not aware of any uncertain tax positions that will impact its financial position and tax years 2010 forward are still open for possible tax examinations.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Fair Value Accounting**

We use a fair-value approach to value certain assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We use a fair value hierarchy, which distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1–Quoted market prices in active markets for identical assets.

Level 2–Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3–Unobservable inputs that are not corroborated by market data.

Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market	$ 282,811	$ -	$ -	$ 282,811
Investment securities - common stock	414,145	-	-	414,145
Derivative instruments - warrants	-	468,321	30,000	498,321
Total	$ 696,956	$ 468,321	$ 30,000	$ 1,195,277

During 2013, there was no change in the value of Level 3 assets. The valuation techniques used to value the derivative instruments – warrants did not change in 2013 and is described in Note 2 above.

The Company holds positions in three equity securities with one position acquired during 2013 approximating $54,800 in value at December 31, 2013. This security was under a trading restriction and is in the process of being converted to being freely tradable. The businesses of the three underlying securities focus on the Life Science Industry with the Company's largest investment focusing on stem cell therapies.

Continued

4. Related Party Transactions

The Company's revenue is generated from agreements assigned from Burrill to the Company or negotiated with assistance from Burrill.

Effective July 25, 2006, Burrill Securities LLC entered into a one year management agreement with Burrill Capital Management LLC (BCM), an entity owned by Burrill. The management agreement shall be extended for successive one year periods unless cancelled. BCM charges the Company for its estimated share of salaries, related benefits, payroll taxes, rent, utilities, local telephone, equipment, furniture and fixtures, postage, and general office expenses needed for the Company to operate its business. For 2013, such charges generally approximated 15% of the above mentioned BCM's expenses and totaled $519,374. Included in compensation expense for 2013 is $350,000 related to a settlement agreement reached with a former employee of Burrill. The Company has recorded 100% of this compensation, not its normal 15% under the cost sharing agreement, as its expense based upon an interpretation made by the SEC. The SEC has concluded that BCM may not have sufficient funds to pay the settlement and thus the Company is responsible. The Company does not agree with the SEC's ruling and may seek future reimbursement from BCM if funds are available. For financial statement reporting purposes, the expenses allocated from BCM have retained their natural classification. As of December 31, 2013, $34,687 was prepaid to BCM for such expenses. Burrill Securities does not have any employees but rather relies on the services provided by BCM and Burrill employees.

5. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the FINRA, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital of $136,138 which was $36,138 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 2.98 to 1.

6. Contingencies

The Company is currently involved in a dispute with three former employees who have asserted a claim for compensation. At this point in time the Company cannot predict the outcome of this matter but they are vigorously defending the claim. No accrual has been made.

7. Subsequent Events

In accordance with ASC 855 – Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 27, 2014, the date which this financial statement was available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2013 that required recognition or disclosure in such financial statement.

Additional Report

BPM
BURR PILGER MAYER
2001 North Main Street, Suite 360, Walnut Creek, CA 94596
Phone 925.296.1040 Fax 925.296.1099 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Burrill Securities LLC:

In planning and performing our audit of the financial statement of Burrill Securities LLC, (the Company), as of December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
Walnut Creek, California
February 27, 2014